[LETTERHEAD OF DILL DILL CARR STONBRAKER & HUTCHINGS]
                                                             CHRISTOPHER W. CARR
                                                                  DANIEL J. CARR
                                                                  JOHN J. COATES
                                                                 KEVIN M. COATES
                                                                    H. ALAN DILL
                                                                  ROBERT A. DILL
455 SHERMAN STREET, SUITE 300                                     THOMAS M. DUNN
DENVER, COLORADO 80203                                         JOHN A. HUTCHINGS
PHONE: 303-777-3737                                               STEPHEN M. LEE
FAX: 303-777-3823                                              FAY M. MATSUKAGE*
                                                                  ADAM P. STAPEN
                                                                  JON STONBRAKER
                                                                 CRAIG A. STONER
DILL DILL CARR STONBRAKER & HUTCHINGS, P.C.                    PATRICK D. TOOLEY
                                                        *Also licensed in Nevada



February 6, 2006



Michael Clampitt
Senior Attorney
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:      WORLDWIDE STRATEGIES INCORPORATED
         AMENDMENT NO. 2 TO REGISTRATION STATEMENT ON FORM SB-2
         FILED ON JANUARY 11, 2006
         FILE NO. 333-129398

Dear Mr. Clampitt:

On behalf of Worldwide Strategies Incorporated (the "Company"), Amendment No. 3 to the registration statement on Form SB-2 is being filed.

The comments of the Staff in its letter dated January 25, 2006, have been addressed in this filing pursuant to your request. The comments are set forth below, together with the Company's responses, which refer to the EDGAR page, which contains revised disclosure.

To assist the staff in its review of this Amendment, we are sending two hard copies of this letter, together with two hard copies of the Amendment, marked to show all of the changes.

GENERAL

1. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT NO. 1. PLEASE IDENTIFY ALL SHARES PURCHASED BY OFFICERS AND DIRECTORS IN THE RECENT PRIVATE PLACEMENT.

         RESPONSE:   None of our officers or directors purchased any shares in
         the private placement.

PROSPECTUS SUMMARY, PAGE 3

2. PLEASE REVISE TO EXPLAIN AT GREATER LENGTH THE COMPANY'S CURRENT SITUATION. FOR EXAMPLE, BRIEFLY SUMMARIZE THE HISTORY OF THE COMPANY. DISCLOSE THAT IT IS NOT CURRENTLY OPERATIONAL, AND EXPLAIN WHAT ACTIVITIES THE COMPANY HAS BEEN INVOLVED IN SINCE THE MERGER WITH WBSI. DISCLOSURE, FOR EXAMPLE, THAT THE AGREEMENTS WITH THE VARIOUS AFFILIATED CALL CENTERS WERE ALL MADE SINCE OCTOBER 2005, AND THAT NO REVENUES HAVE BEEN GENERATED THROUGH THOSE CALL CENTERS. CLARIFY

Michael Clampitt
Senior Attorney
Securities and Exchange Commission
February 6, 2006
Page 2


         THE SOURCE OF THE DISCLOSED $2,500 IN REVENUES AND WHEN YOU EXPECT TO OBTAIN REVENUES FROM THE ACTIVITIES DESCRIBED IN THIS SECTION.

         RESPONSE:  Complied.  See pages 3 and 4.

3. IF YOU INTEND TO EXPAND BEYOND THE SPECIFIC PROJECTS DESCRIBED, PLEASE SO INDICATE. THAT IS, DO YOU INTEND IN THE FORESEEABLE FUTURE TO BECOME AFFILIATED WITH ADDITIONAL CALL CENTERS, ACQUIRE ADDITIONAL CALL CENTERS IN ADDITION TO CASCADE, OR BUILD ANY OF YOUR OWN CALL CENTERS APART FROM THE ONE PLANNED IN VANCOUVER?

         RESPONSE:  Complied.  See page 3.

4. WE NOTE THE FIRST TWO SENTENCES IN THE THIRD MAIN PARAGRAPH IN RESPONSE TO OUR PRIOR COMMENT 13. DO YOU MEAN TO SAY THAT IF YOU DO NOT COMPLETE THE CASCADE ACQUISITION, YOUR PRIMARY LONG-TERM SOURCE OF REVENUES WILL BE FROM MARKETING THE SERVICES OF YOUR AFFILIATED CALL CENTERS? IF YOU HAVE INTENTIONS TO EXPAND BEYOND THOSE IMMEDIATE PLANS DISCUSSED HERE, PLEASE EXPLAIN WHAT YOU FORESEE IN THE LONGER-TERM AS YOUR PRIMARY SOURCE OF REVENUES.

         RESPONSE: If the Company does not complete the Cascade acquisition, it will need to identify and acquire another call center. This disclosure has been revised. See page 3.

5. PLEASE EXPLAIN WHY THE COMPANY HAS CHOSEN TO CONDUCT A SECONDARY OFFERING RATHER THAN SELL STOCK DIRECTLY TO THE PUBLIC.

         RESPONSE:  Complied.  See page 4.

6. IN LIGHT OF YOUR STATEMENT REGARDING YOUR DEPENDENCY ON THE SALES OF YOUR SECURITIES IN ORDER TO CONTINUE YOUR OPERATIONS, PLEASE DISCLOSE THE SOURCE OR SOURCES OF FUNDS ON WHICH YOU EXPECT TO RELY IN THE FORESEEABLE FUTURE.

         RESPONSE:    Complied.  See page 4.

7. PLEASE REVISE TO DISCLOSE MORE PRECISELY THE NATURE OF YOUR AGREEMENTS CONCERNING CASCADE AND TOUCHSTAR, FOR EXAMPLE, THAT YOU HAVE SIGNED A NON-BINDING LETTER OF AGREEMENT WITH CASCADE.

         RESPONSE:  Complied.  See page 3.

RISK FACTORS, PAGE 5

8. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT NO. 18. PLEASE REVISE THE SENTENCE REFERRED TO "OUR OTHER FILINGS WITH THE SEC" TO AVOID THE SUGGESTION THAT YOU CURRENTLY HAVE OTHER FILINGS IN ADDITION TO THE REGISTRATION STATEMENT.

         RESPONSE:  Complied.  See page 5.

Michael Clampitt
Senior Attorney
Securities and Exchange Commission
February 6, 2006
Page 3



PLAN OF OPERATION, PAGE 10

9. PLEASE REFER TO OUR PRIOR COMMENT 24 AND REVISE TO DISCLOSE THE PENALTIES WHICH THE COMPANY WILL INCUR IN THE EVENT THAT THE ACQUISITION IS NOT COMPLETED.

         RESPONSE:  Complied.  See page 12.

10. WE NOTE YOUR RESPONSE TO OUR PRIOR COMMENT NO. 4. PLEASE REVISE TO PRESENT YOUR BUSINESS PLAN IN BROADER TERMS. THAT IS, RATHER THAN SIMPLY ADDRESS YOUR PLANS FOR THE NEXT FIVE TO SIX MONTHS, EXPLAIN WHAT WILL BE REQUIRED FOR THE COMPANY TO BECOME OPERATIONAL AND SUCCESSFUL. IN PARTICULAR, PLEASE ADDRESS SPECIFICALLY SUCH FINANCIAL ISSUES AS:
            -     THE EXPECTED SOURCE OF FUNDS;
            -     THE EXPECTED FIRST DATE OF REVENUES; AND
            -     THE COSTS ASSOCIATED WITH EACH OF YOUR MILESTONES.

         RESPONSE:  Complied.  See page 12.

LIQUIDITY AND CAPITAL RESOURCES, PAGE 11

11. YOU DISCLOSE A PRIVATE PLACEMENT CONSISTING OF 1,980,000 SHARES AND WARRANTS THAT CLOSED IN SEPTEMBER, 2005. IS THIS THE SAME PLACEMENT LISTED IN YOUR RECENT SALES SECTION THAT ENDED ON AUGUST 31, 2005? IF SO, THE NUMBER OF SHARES AND THE CONSIDERATION DO NOT AGREE. PLEASE REVISE OR ADVISE.

         RESPONSE: The placement that closed in September 2005 of 1,980,000 shares and warrants was combined with the July 2005 placement of 1,000,000 shares and warrants in the table appearing in Item 26 of Part
         II. They were disclosed separately in the Liquidity and Capital Resources section because of the July 31 cutoff date of the financial statements. The date in Item 26 of Part II has been revised from 8/31/05 to 9/8/05.

SELLING STOCKHOLDERS, PAGE 28

12. PLEASE REVISE TO CLARIFY WHICH SHAREHOLDERS RECEIVED THEIR SHARES IN EXCHANGE FOR THEIR SHARES OF WBSI AND WHICH RECEIVED THEM IN THE SEPTEMBER 2005 PRIVATE PLACEMENT.

         RESPONSE:   Complied.  See pages 30 to 32.

FINANCIAL STATEMENTS

GENERAL

13. PLEASE AMEND YOUR FILING TO INCLUDE AUDITED FINANCIAL STATEMENTS THAT ARE AS OF A DATE WITHIN 135 DAYS OF THE FILING OF YOUR NEXT AMENDMENT. REFER TO ITEM 310 OF REGULATION S-B.

Michael Clampitt
Senior Attorney
Securities and Exchange Commission
February 6, 2006
Page 4



         RESPONSE:   Complied.  The financial statements as of and for the
         period ended October 31, 2005 have been audited.

STATEMENT OF OPERATIONS, PAGE F-3

14. PLEASE REVISE YOUR STATEMENT OF OPERATIONS TO APPROPRIATELY LABEL THIS FINANCIAL INFORMATION.

         RESPONSE:   Complied.  See page F-3.

NOTE 1: ORGANIZATION, BASIS OF PRESENTATION, AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

15. PLEASE REVISE YOUR FOOTNOTE TO INCLUDE A DISCUSSION OF YOUR ACCOUNTING POLICIES FOR REVENUE RECOGNITION. REFER TO APB 22. ALSO, REVISE MD&A TO PROVIDE AN EXPANDED DISCUSSION OF THE SPECIFIC NATURE OF YOUR REVENUES EARNED TO DATE.

         RESPONSE:    Complied.  See Note 1.

LEGALITY OPINION

16. REVISE TO INDICATE THE BODY OF LAW BEING OPINED UPON. THERE DOES NOT APPEAR TO BE ANY REVISION IN EXHIBIT 5.1 IN RESPONSE TO OUR PRIOR COMMENT 46.

         RESPONSE:   A revised opinion has been filed as Exhibit 5.1 that
         indicates the body of law being opined upon.

Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ FAY M. MATSUKAGE

Fay M. Matsukage

Enclosures

Cc:      Worldwide Strategies Incorporated
         Cordovano and Honeck, LLP